Mail Stop 3561
								November 4, 2005

Bruce Bendell
Chairman, President, Chief Executive Officer,
      and Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY 11101

Re:	The Major Automotive Companies, Inc.
Preliminary Transaction Statement on Schedule 13E-3
Filed October 14, 2005
File No. 5-54143
Preliminary Proxy Statement on Schedule 14A
Filed October 14, 2005
File No. 0-29182

Dear Mr. Bendell:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. The staff takes the position that members of senior management of the issuer that is going private are affiliates of that issuer. In particular, it appears from pages 10 and 31 of the preliminary Schedule 14A that certain affiliates will be in a position to "control" the surviving company within the meaning of Exchange Act Rule 12b-2. In this regard we note that you have not included your executive officers and directors as filers. Please advise us what consideration you gave to including these affiliates as filing persons. In particular, please tell us to what extent your affiliates are engaged in the going private transaction.
See Section II.D.3 of the Division of Corporation Finance`s
"Current
Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the Commission`s website at www.sec.gov. Also, note that each filing person is required to comply with the filing, disclosure, and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Item 16.  Exhibits
2. We note on page 20 of the proxy statement that the affiliated persons have indicated to you that they will vote their common stock in favor of the transaction. If you have any written voting agreement, arrangement, or understanding with one or more affiliates, please file it as required by Item 1016(d) of Regulation M-A.

Schedule 14A

General
3. We note that you issued a press release pertaining to the transaction on October 14, 2005, and filed it under cover of Form 8-
K. In the future, please consider the application of Rule 14a-12 of the Exchange Act with respect to written communications regarding matters that are or may be subject to a proxy solicitation prior to furnishing a proxy statement.

4. Please note that you are required to file under cover of Schedule
14A any written instructions, scripts, and outlines that will be used by anyone that solicits proxies on behalf of you or any other party to the going private transaction through personal interview, telephone, telegram, or e-mail, and all other soliciting material that will be furnished to your shareholders. See Rules 14a-6(b) and
(c) of the Exchange Act.
5. Please represent in the proxy statement that you will resolicit proxies if there is any material change in the proxy statement disclosure.

Notice of Special Meeting of Stockholders
6. Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-3(e)(1)(iii). We note that you have included it on the cover page of the proxy statement, however, we presume that you will not be mailing this page to security holders. Please move the legend to the page that follows.
7. We note the disclosure here which indicates that by approving the charter amendment, shareholders are voting to effectuate the reverse and the forward stock split in the same proposal. In accordance with
Rule 14a-4(a)(3), please tell us what consideration you have given to unbundling these amendments to provide shareholders the opportunity to vote on each one separately. For further guidance, please see the
Fifth Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations (September 2004). Specifically, tell us whether shareholder approval of the forward stock split is required under state law.
8. You urge shareholders to return the properly executed proxies "as soon as possible" to ensure their representation at the special meeting. Please revise to specify the date within which you must receive the completed proxies for them to be valid.

Summary Term Sheet, page i

9. Your summary term sheet is duplicative of some information found in the Questions and Answer section. Please revise the summary term sheet to comply with Item 1001 of Regulation M-A and the Instructions to that Item. The summary term sheet should address all of the most material terms of the transaction, preferably in a bullet-point format. See Part II.F.2.a of SEC Release No. 33-7760 (October 22,
1999) for a discussion of the items that should be discussed in the summary term sheet.
10. We note on page 27 that your directors and officers will retain their positions after you go private. In a new sub-section captioned to indicate the interests of your directors and officers in this transaction, please name all present affiliates who will hold an ongoing equity interest and senior management positions in the private entity. In the same sub-section, clarify whether the interested individuals participated in the board`s deliberations regarding the transaction.

Suspension of Public Reporting Obligation, page i
11. Please insert additional information regarding the effect of the transaction on unaffiliated shareholders. For example, you may state that upon going private, your unaffiliated shareholders will cease to have any ownership interest in you and will cease to participate in any of your future earnings and growth.

Effect on Beneficial Ownership of Common Stock by Major
Stockholders,
page ii
12. We understand that the shares held by your directors and executive officers will be voted in favor of the transaction. Please disclose that these persons hold 49.07% of your total voting stock, and confirm, if accurate, that you still need the approval of a limited number of unaffiliated shareholders to go private.

Appraisal Rights, page ii

13. Please confirm whether Nevada state law will continue to govern you after you go private.

Fairness of the Transaction, page ii

14. The discussion related to the board`s position and the opinion of the financial advisors implicitly pertains to the perceived benefits of the merger. Please balance this disclosure with a succinct reference to the probable risks related to the transaction, which you discuss in greater detail on pages 14-16.
15. We note your disclosure indicating that the Board of Directors unanimously "determined...that the Transaction is fair to, and in the best interests of, the Company and its stockholders." Please revise your fairness determination to indicate that the going private transaction is fair to unaffiliated stockholders, as required pursuant to Item 1014(a) of Regulation M-A. Please ensure that you have made consistent revisions throughout the proxy statement. Also, please revise to indicate in the summary that the Special Committee, in addition to the Board of Directors, determined the transaction to be fair to unaffiliated stockholders.

Special Meeting of Stockholders, page 1

Solicitation, page 2
16. Please revise to describe all methods, such as telephone, mail, or other means, that you plan to employ in order to solicit proxies.
Refer to Item 4(a)(3) of Schedule 14A. Also confirm for us, on a supplemental basis, that proxies will not be solicited via the Internet or add disclosure stating otherwise, as we note your indication on page 6 that you may solicit proxies by "electronic communications." Provide us a user ID and password necessary to access any Internet websites to be used for voting, or provide printed pages depicting the information on the site.

Questions and Answers About the Transaction and the Special meeting, page 2

5. What if I hold my shares in street name?

17. We note your indication that you intend to treat "stockholders holding Common Stock in street name though a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their name." Please revise to clarify what you mean by this so that stockholders can appreciate the impact of this treatment. Specifically, please indicate that stockholders who hold their shares in street name may not be required to exchange their shares for cash stock even if they hold less than 1,000 shares because the nominee may hold shares on behalf of other stockholders who individually may not hold in excess of 1,000 shares but collectively cause the nominee to hold in excess of 1,000 shares.

Special Factors, page 7
18. Consider whether it might be appropriate to move this discussion in front of your discussion regarding "Special Meeting of Stockholders." See Rule 13e-3(e)(1)(ii), which requires that the information required by Items 7, 8, and 9 of Schedule 13E-3 be prominently disclosed in a "Special Factors" section in the front of the disclosure document.

Purpose of the Transaction, page 7
19. Please amplify this disclosure to explain why the board of directors undertook to implement the going-private transaction at this time, as opposed to any other time. See Item 1013(c) of Regulation M-A.
20. You mention that "the costs of being a public company currently outweigh the benefits of being a public company..." Please revise to elaborate upon the benefits to which you refer and the reasons why they were outweighed by the costs.

Alternatives to the Transaction, page 7
21. In discussing the alternatives considered and subsequently rejected by the board, please disclose when the discussions and decisions relating to each of these alternatives were taken up by the board, how each alternative was first raised, and the participation of the members of the board and the management in the discussions. Since you refer to the going-private transaction being the most "economical way," quantify the costs of the alternatives, where practicable.

Reasons for Transaction, page 8
22. Please revise your disclosure to discuss, in reasonable detail, why each filing person is engaging in the transaction, and why it is undertaking the transaction at this particular time. See Item 1013(a) and (c) of Regulation M-A. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure, and please keep in mind that the effect of the transaction is not the same as the purpose.

23. Refer to your discussion that appears under "Exchange Act Reporting and Cost Savings..." Please revise your discussion regarding the costs of being a public company to explain whether you will still incur costs for counsel fees, auditor fees and printing and mailing shareholder documents, to the extent you intend to continue to make information about you available to your shareholders. If so, revise your discussion to clarify whether going private will allow you to avoid altogether these costs and expenses or allow you to reduce them.
24. Refer to your discussion that appears under "Lack of Capital from
Public Markets" where you indicate that "[a]s the business of the Company is within the retail automotive sales industry, the Company does not need and has not been able to raise capital in the public markets..." It is not clear what you mean when you indicate that you do not need nor are able to raise capital simply because of the line of business that you are in. Please revise to clarify.

25. Also, you refer to these benefits as the "primary benefits of being a public company." These benefits, however, appear to primarily be benefits to the company, as opposed to shareholders, of being a public company. Please consider expanding your discussion to address the following:
* rights and protections that the federal securities laws give to shareholders of public companies;
* substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies;
* various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading;
* reporting obligations for officers, directors and beneficial owners.

Effects of the Transaction, page 9

Effect of Holders of Fewer than 1,000 shares of Common Stock, page
10
26. We note your indication that stockholders holding Common Stock in street name should contact their nominees. Please also advise them as to what actions they can take to either ensure that they may or may not be cashed out. For example, if they beneficially hold less than 1,000 shares and would like to ensure that they are cashed out, advise shareholders that they can change the manner in which they hold their securities so that they, instead of the nominee, are the record holders.

Effect on Unaffiliated Stockholders Who Own 1,000 or More Shares, page 10
27. You indicate that the termination of the registration of the Common Stock "would make certain provisions of the Exchange Act no longer applicable to the Company..." Please be more specific in your description of the provisions that would no longer be applicable. For example, please revise to indicate that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.


Effect on Affiliated Stockholders, page 10
28. Please describe the effects of the transaction on each affiliate`s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.
Background to the Transaction, page 11
29. Please provide for staff review all materials prepared by Empire and provided to the board, the special committee, or its representatives. In this regard, note that each report, opinion, consultation, proposal, or presentation that is materially related to the transaction, whether oral or written, received by any filing person, their affiliates, or representatives constitutes a report within the meaning of Item 1015 of Regulation S-K, as required by
Item 9 of Schedule 13E-3. Accordingly, each "Item 9 report" must be summarized in detail in the proxy statement and filed as an exhibit to the Schedule 13E-3, if written. Any written documentation furnished along with any oral presentation, including analyses, outlines, evaluations, or other materials, should be filed as exhibits and summarized in a similar fashion, as should transcripts, summaries and video presentation materials. For each Item 9 report, including analyses relating to the proposed alternative transactions and any Item 9 reports received by filing persons other than the company, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed. For example, were any materials provided to the Board of Directors by Counsel in connection with its analysis delineating the advantages and disadvantages of various alternative transaction structures? Were any materials provided by
Empire to the Special Committee on October 3, 2005?
30. You refer to the two special committees of independent directors.
Please disclose the standards you have considered for the purpose of deeming them independent.
31. Please explain why the special committee deemed the offer of $0.70 per share by Mr. Bendell to be not fair to shareholders.

32. Please revise to explain the impetus for the formation of the Special Committee on May 16, 2005, considering it had been several months since Mr. Bendell`s proposal had been rejected.

33. Please elaborate upon how the Special Committee determined
"that
it was in the best interests of the Company to become a private company..." on May 26, 2005. How did the Special Committee arrive at this determination?

34. What were the preliminary findings of Empire to which you make reference on September 13, 2005? How were those findings revised on
October 7, 2005, as you indicate?

35. Please disclose whether any interested directors or officers were
present in the discussions related to the going-private
transaction.
If so, please provide us your analysis on how the board fulfilled its
fiduciary duties in approving and recommending the transaction.
36. Please revise the discussion to provide additional background regarding how the terms of the going private transaction were arrived
at.  Specifically, please disclose the following:
* How was the ratio determined?  Was a different ratio considered at
all, in light of the fact that the 1:1,000 ratio would reduce the number of shareholders well beyond the threshold necessary to deregister?
* Whether, when, and the extent to which the ratio of the reverse
and
forward stock split and the financial terms of the transaction changed during the course of the discussion process.
* If the 1-for-1,000 and 1,000-for-1 stock split ratios and the valuation of $1.90 - $1.95 per pre-split fractional share were
recommended by Empire, state so.   If not, elaborate upon how
these
amounts were arrived at.
* Disclose when the Special Committee and the Board of Directors determined that the going private transaction is fair.
37. Please disclose whether, and the extent to which, the special committee or the board of directors made any specific inquiries into the matters supporting the analysis and opinion of Empire when such opinion was presented. If any inquiries were made, describe the matters that were raised and how such matters were resolved.

Fairness of the Transaction, page 12
38. We note your indication in the first paragraph of this discussion that the Special Committee was given the authority "to evaluate the appropriateness of a going private transaction." Revise to clarify what it means to determine the "appropriateness" of a transaction and what standard is applied in doing so. How does the appropriateness of a transaction differ from the fairness of it and were they specifically given the authority to determine the latter?

39. Please note that each filing person must independently make a determination as to whether the transaction is procedurally and substantively fair to unaffiliated shareholders and it does not appear that you have specifically indicated that the Board of Directors has made this determination. See Item 1014(a) of Regulation M-A. Each filing person must also identify the factors upon which the fairness determination is based. See Item 1014(b) of
Regulation M-A. You do not presently disclose the factors underlying the Board of Director`s fairness determination, except to indicate on page 12 that the Board of Directors "considered the following methods of valuation: the valuation and fairness opinion from Empire, the current and historical market prices of the Common Stock, book value..." For the purpose of an adequate disclosure, provide separate discussions of the Board of Director`s fairness determination and underlying analyses. We note the third paragraph in this discussion, which indicates that the Board of Directors deemed the transaction fair "upon the recommendation of the Special
Committee." If the Board of Directors did not individually analyze the factors in support of their fairness determination, that person may, in the alternative, expressly adopt the analysis of any other filing person, such as the Special Committee but they must specifically indicate that they are doing so. See Q&A 20 in Exchange
Act Release 17719 (April 13, 1981).
40. Please note that all of the factors listed in Instruction 2 to
Item 1014 of Regulation M-A are generally relevant to the substantive fairness determination and should be discussed in reasonable detail, not merely referred to, in the proxy materials. To the extent that any of the filing persons did not consider all of the factors listed in Instruction 2 to Item 1014, or deemed them irrelevant in the context of this particular transaction, provide a detailed explanation as to its reasons for doing so. For example, we note that the Special Committee considered current and historical market value, however, your disclosure does not address any of the other factors listed in Instruction 2. Further, it appears that the Board of Directors also took into account current and historical market value, in addition to book value, but the underlying discussion with respect to these analysis has not been provided. Please revise.
41. Please revise your discussion of procedural fairness on pages
12-
13 to specifically acknowledge why you have opted not to implement the procedural safeguards set out in Items 1014(c) and (d) of Regulation M-A. See Q&A No. 21 in SEC Release No. 34-17719. For example, you indicate that the going private transaction "is not structured in such a way so as to require the approval of at least a majority of the unaffiliated shareholders," however, you do not indicate why. Absent these safeguards, justify your belief that the transaction is procedurally fair to unaffiliated shareholders.
42. Please revise to specifically state that the Transaction was not approved by a majority of directors who are not employees of the company, if true. See Item 1014(e) of Regulation M-A.
43. On pages 12 and 17, you state that the board of directors and the special committee considered other factors besides Empire`s opinion.
Please disclose the extent to which the filing persons relied on the
Empire opinion. If the filing persons placed substantial, even if not exclusive, reliance upon the Empire opinion, why is the opinion not included in the discussion of the Advantages of the Transaction?
Or are the Advantages of the Transaction different from the factors that the Special Committee and/or Board of Directors considered in determining that the transaction is fair? Please revise to clarify.
44. You state that the transaction would not "differentiate between affiliated stockholders and unaffiliated stockholders on the basis of affiliate status." Considering the affiliated shareholders will generally continue to be your shareholders while many unaffiliated shareholders will not, please expand to clarify the different impact of the transactions on the two groups.
45. You include the "ability to control decision to remain a holder of Common Stock or liquidate Common Stock" as an advantage of the Transaction. To what extent did the Board consider that this may be difficult for shareholders to accomplish given the already limited trading market for your stock?
46. You also include "[n]o material change in percentage ownership of
Continuing Stockholders" as an advantage of the Transaction. Considering Mr. Bendell presently owns just under 50%, please revise this discussion to indicate whether, as a result of this transaction,
Mr. Bendell will have a controlling interest in the Company. If so, address the impact this will have upon the Continuing Stockholders.

Valuation and Fairness Opinion of Financial Advisor, page 16
47. On page 16, you state that Empire reviewed and analyzed certain data related to you from your "internal records," which appears to be non-public financial information provided by your management. See also, the opinion of Empire which indicates that they reviewed your
"projected financial statements for the years ending December 31, 2005 through 2009." Please confirm that all material non-public information that formed the basis for the fairness analysis and all material assumptions underlying the information have been disclosed in this filing, or revise to provide them in your revised proxy statement.
48. Please disclose in a bulleted format the specific assumptions Empire made with respect to industry performance, general business, economic, market, and financial conditions, and other matters, in performing its analyses of the fairness of the transaction.

49. Please clarify whether there were any specific factors that did not support the fairness opinion obtained from Empire. If Empire performed any additional analyses that did not support the fairness opinion, revise to disclose this information and to describe the analyses and conclusions.
50. Item 1015(b)(6) of Regulation M-A requires you to discuss, among other things, the findings and recommendations of the financial advisor in its fairness opinion. Please revise to include more specific statements as to the conclusions of Empire`s analysis that resulted in its ability to render the fairness opinion. Specifically, please substantially revise your discussion of the Selected Companies Analysis and the Market Capitalization Analysis to summarize the analyses conducted and findings of those analyses. Otherwise it is not clear how these analyses resulting in an implied equity value per shares in the range of $1.90 to $1.95.

51. Please expand your discussion on the bases on which the selected public companies were chosen for comparison by Empire. In addition, explain why precedent going-private transactions of similar companies have not been considered for comparison.

52. On page 19, please disclose the compensation received or to be received as a result of the past relationship between you and your affiliates on the one hand, and Empire or its affiliates on the other.

Additional Information Regarding the Transaction, page 19

Material Federal Income Tax Consequences, page 19
53. Item 1013(d) of Regulation M-A requires a discussion of the effects of the transaction, including its federal income tax consequences on affiliates. Please revise to discuss the tax consequences to affiliates who appear to have a continuing interest in you after the going-private transaction.

Appraisal Rights, page 24
54. You indicate here that stockholders must either abstain from voting or vote against the Transaction. Compare this disclosure to that which appears on page 22, where you indicate that "only stockholders that vote against the Transaction would be entitled to appraisal rights." Please revise to clarify exactly what actions shareholders need to take in order to perfect their appraisal rights under state law.

Principal Stockholders, page 31
55. Please disclose the number of shares and percentage of class of shares each present affiliate and 5% shareholder will hold after the transaction.

Documents Incorporated by Reference, page 32
56. You state that any statement contained in a document incorporated by reference will be deemed as modified or superseded by the proxy statement or any "subsequently filed document that is also deemed to be incorporated by reference." Please note that you may not incorporate by reference Exchange Act reports you will file after the date of the initial filing of this proxy statement and before the special meeting. Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period. Revise this language.
57. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) of Schedule 14A. Since, as of July 1, 2004, you had a public float of only $5,025,691, according to your Form 10-K for the fiscal year ended December 31, 2004, it appears that you are probably not eligible to incorporate by reference. Revise the Schedule 13E-3 to include the information required by Item 13 of Schedule 14A. Alternatively, advise us if you intend to rely upon Item 13(b)(2) of Schedule 14A to incorporate the required information by reference and, if so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time you send them the proxy statement.

Forward-Looking Information, page 33
58. We note the disclaimer that you do not undertake any obligations to publicly revise any forward-looking statements to reflect subsequent events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please delete the statement.

Appendix D, Fairness Opinion of Empire valuation Consultants, LLC, page D-3
59. Please delete the first sentence in the fifth paragraph of the sub-section Limiting Conditions so as not to convey the impression that shareholders may not rely on this opinion. Please see Item II.D.1 of the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, dated November 14, 2000, which is available on our website at www.sec.gov.

* * * * *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or Mara Ransom, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director



cc:	Mark F. Coldwell, Esq.
	Littman Krooks LLP
	Fax:  (212) 490-2990
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Bruce Bendell
The Major Automotive Companies, Inc.
November 4, 2005
Page 1